SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Insight Communications Company, Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, par value $0.01 per share

(Title of Class of Securities)

45768V 10 8 (Class A Common Stock)

45768V 20 7 (Class B Common Stock)

(CUSIP Number of Class of Underlying Securities)

Elliot Brecher, Esq.

Senior Vice President and General Counsel

Insight Communications Company, Inc.

810 Seventh Avenue

New York, New York 10019

(917) 286-2300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert L. Winikoff, Esq.

Joseph H. Schmitt, Esq.

Sonnenschein Nath & Rosenthal LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$12,549,457	$1,016

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 2,852,932 shares of common stock of Insight Communications Company, Inc. having an aggregate value of $12,549,457 as of November 5, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.
(2)	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

•	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

•	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

•	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

•	going-private transaction subject to Rule 13e-3.

•	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Item 1.   Summary Term Sheet.

The information set forth under “Summary of Terms” in the Offer to Exchange, dated November 7, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.   Subject Company Information.

(a)     The name of the issuer is Insight Communications Company, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 810 Seventh Avenue, New York, New York 10019. The telephone number of its principal executive offices is (917) 286-2300.

(b)     This Tender Offer Statement on Schedule TO relates to an offer by the Company to eligible employees to exchange all outstanding options with an exercise price greater than or equal to $17.00 per share to purchase shares of the Company’s common stock, par value $0.01 per share, that were granted under the Insight Communications Company, Inc. 1999 Equity Incentive Plan (formerly the “1999 Stock Option Plan”) (the “Plan”) for replacement options to purchase common stock that will be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(2).

As of November 5, 2003, there were outstanding options to purchase 5,430,119 shares of the Company’s common stock under the Plan, of which options to purchase 2,852,932 shares are eligible for exchange pursuant to the Offer.

The information set forth in the Offer to Exchange under Section 2 (“Eligibility”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference. No trading market exists for the options eligible for exchange.

Item 3.   Identity and Background of Filing Person.

(a)     The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Insight”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a)     The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Eligibility”), Section 3 (“Number of Shares Underlying Options; Exchange Ratios”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 6 (“Extension of Offer; Termination; Amendment”), Section 9 (“Terms of Replacement Options; Source and Amount of

Consideration”), Section 12 (“Accounting Consequences of the Offer”) and Section 14 (“Material U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(e)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(a)     The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”) and Section 12 (“Accounting Consequences of the Offer”) is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 9 (“Terms of Replacement Options; Source and Amount of Consideration”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Insight”) is incorporated herein by reference.

Item 7.   Source and Amount of Funds or Other Consideration.

(a)     The information set forth in the Offer to Exchange under Section 9 (“Terms of Replacement Options; Source and Amount of Consideration”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)     Not applicable.

(d)     Not applicable.

Item 8.   Interest in Securities of the Subject Company.

(a)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) is incorporated herein by reference.

(b)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Not applicable.

Item 10.   Financial Statements.

(a)     The information set forth (i) in the Offer to Exchange under Section 10 (“Information Concerning Insight”), (ii) on pages F-1 through F-32 of the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 14, 2003, and (iii) on pages 1 through 13 of the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the Securities and Exchange Commission on August 1, 2003, is incorporated herein by reference, and is available over the internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting the Company at (917) 286-2300.

(b)     Not applicable.

Item 11.   Additional Information.

(a)     The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and our Common Stock”) and Section 13 (“Legal Matters; Regulatory Approval”) is incorporated herein by reference.

(b)     Not applicable.

Item 12.   Exhibits.

(a)(1)	Offer to Exchange, dated November 7, 2003

(a)(2)	Form of Election Form, Including Statement of Employee Stock Option Holdings

(a)(3)	Form of Notice of Withdrawal Form

(a)(4)	Instructions to Participate in Offer

(a)(5)	Form of Confirmation of Election and Promise of Grant of Replacement Options

(a)(6)	Form of Confirmation of Ineligibility and Voided Election

(a)(7)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended, filed with the Securities and Exchange Commission on March 14, 2003 (Incorporated by Reference)

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the Securities and Exchange Commission on August 1, 2003 (Incorporated by Reference)

(b)	Not applicable

(d)(1)	Insight Communications Company, Inc. 1999 Equity Incentive Plan, as amended, included as an exhibit in Registrant’s Proxy Statement dated April 11, 2003 and filed with the SEC on April 11, 2003 (Incorporated by Reference)

(d)(2)	Form of Stock Option Agreement between the Company and its Employees

(g)	Not applicable

(h)	Not applicable

Item 13.   Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Insight Communications Company, Inc.

By: /S/ MICHAEL S. WILLNER
Name: Michael S. Willner
Title: Vice Chairman, President and
Chief Executive Officer

Date: November 7, 2003

Index to Exhibits

Item 12.   Exhibits.

(a)(1)	Offer to Exchange, dated November 7, 2003

(a)(2)	Form of Election Form, Including Statement of Employee Stock Option Holdings

(a)(3)	Form of Notice of Withdrawal Form

(a)(4)	Instructions to Participate in Offer

(a)(5)	Form of Confirmation of Election and Promise of Grant of Replacement Options

(a)(6)	Form of Confirmation of Ineligibility and Voided Election

(a)(7)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended, filed with the Securities and Exchange Commission on March 14, 2003 (Incorporated by Reference)

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2003 filed with the Securities and Exchange Commission on August 1, 2003 (Incorporated by Reference)

(b)	Not applicable

(d)(1)	Insight Communications Company, Inc. 1999 Equity Incentive Plan, as amended, included as an exhibit in Registrant’s Proxy Statement dated April 11, 2003 and filed with the SEC on April 11, 2003 (Incorporated by Reference)

(d)(2)	Form of Stock Option Agreement between the Company and its Employees

(g)	Not applicable

(h)	Not applicable